UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 6TH, 2024

DATE, TIME AND PLACE: May 6th, 2024, at 12.40 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Elisabetta Paola Romano and Gesner José de Oliveira Filho.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4 To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; (5) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2024, dated as of March 31st, 2024; (6) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the fiscal year 2023 for grant 2021 (3rd year), 2022 (2nd year) and 2023 (1st year) and to resolve on the calculation and payment form proposal; (7) To resolve on the treatment to be given, within the scope of the Company's Short and Long-Term Incentive Plans ("Plans"), in the event of an executive's dismissal due to his transfer to another company of the group; and (8) To resolve on the limits of authority and rules of representation of the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 6th, 2024

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on May 6th, 2024, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on April 24th and May 6th, 2024, as per Mr. Nicandro Durante’s report, Chairman of the Board of Directors, due to the justified absence of Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on March 19th, 2024, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the completeness and conclusion of the 1st and 2nd year of execution, the topics related to the 3rd still under evaluation by the regulatory body, and the progress of the 4th year of execution, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

(5) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2024, dated as of March 31st, 2024, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(6) Regarding the Company’s Long Term Incentive Plans (“Plans”), previously approved by the Extraordinary Shareholders’ Meetings, held on April 19th, 2018 and March 30th, 2021, the Board Members acknowledged on the results calculated until fiscal year 2023 for the 3rd vesting period related to the 2021 grant, for the 2nd vesting period related to the 2022 grant and for the 1st vesting period related to the 2023 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the possibility of transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or expats transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2024, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary. The Company’s Board of Officers and/or attorneys-in-fact are authorized to perform all necessary acts to carry out the resolutions approved herein.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 6th, 2024

(7) Approved the treatment to be given to the case of dismissal of an executive due to his transfer to another company of the group, according to the material presented and based on the favorable opinion of the CR, recorded at its meeting held on May 6th, 2024.

(8) Due to the amendment of the Company's bylaws, approved at the Extraordinary General Meeting held on March 28, 2024, which addressed the form of representation of the Company, among other matters, the Board Members approved the limits of authority of the Company’s Officers and attorneys-in-fact which are established as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million reais) per operation or series of operations related, and to jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); and People, Culture & Organization Officer, shall have full power and the authority to, acting jointly with another Company’s Officer or attorney-in-fact, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any agreements that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million reais) per operation or series of operations related.

3

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. May 6th, 2024

The joint representation defined herein must necessarily observe that at least one of the legal representatives must have the financial limit established in each of the items listed above and the rule of prevalence of the higher financial limit must also be applied in the event of joint representation by two attorneys-in-fact. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, joint representation and authority limits will not be applied in the following situations, among others: (i) to practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (ii) for judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra; (iii) signing documents that do not result in the assumption of obligations or the waiver of rights; (iv) participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (v) representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (vi) in exceptional situations defined by the Company's management bodies.

In addition, it is established that joint representation must necessarily be observed in the event of contracts for the sale of goods and services that represent revenue for the Company, although the limits of authority defined herein do not apply.

Lastly, all Company’s Officers and/or attorneys-in-fact may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority and the form of representation established herein.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 6th, 2024.

FABIANE RESCHKE

Secretary

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer